Exhibit 3.1
AMENDMENT TO THE SECOND AMENDED AND RESTATED BYLAWS OF UPLAND SOFTWARE, INC.

Pursuant to Article VI of the Amended and Restated Certificate of Incorporation, as amended, of Upland Software, Inc., a Delaware corporation (the “Corporation”), Article II, Section 2.9 of the Second Amended and Restated Bylaws (as amended heretofore, the “Bylaws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the Bylaws of the Corporation are hereby amended as follows:

Section 2.9 of Article II (Voting) is hereby deleted in its entirety and replaced with the following Bylaw:

“The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. There shall be no cumulative voting of the shares of capital stock of the corporation. Except as otherwise required by law, the certificate of incorporation or these bylaws, every matter other than the election of directors shall be decided by the affirmative vote of a majority of the votes properly cast for or against such matter, and, for the avoidance of doubt, neither abstentions nor broker non-votes shall be counted as votes cast for or against such matter. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.”

IN WITNESS WHEREOF, this Amendment to the Amended and Restated Bylaws of Upland Software, Inc. is executed on February 25, 2025.

/s/ Matthew Smith
Name:	Matthew Smith
Title:	General Counsel and Secretary